Exhibit 77D

The Royce Fund

        On July 29, 2004, The Board of Trustees of The Royce Fund voted to amend Royce Special Equity Fund's (the "Fund") non-fundamental investment policies to require it to invest its assets in the equity securities of small- and micro-cap companies with market capitalizations less than $2.5 billion. Previously the Fund's policies had required it to invest its assets in the equity securities of small- and micro-cap companies with market capitalizations less than $1 billion.